FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), second quarter, year ending March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 2, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Consolidated Results of Operations

Second quarter, year ending March 2013

(US GAAP)

Nomura Holdings, Inc.

October 2012

© Nomura

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomuras most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomuras website (http://www.nomura.com) and on the SEC’s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Financial Supplement

Executive summary (p. 3)

Overview of results (p. 4)

Business segment results (p. 5)

Retail (p. 6-7)

Asset Management (p. 8-9)

Wholesale (p. 10-13)

Non-interest expenses (p. 14)

Progress of cost reduction program (p. 15)

Robust financial position (p. 16)

Funding and liquidity (p. 17)

Exposure to European peripheral countries (p. 18)

Consolidated balance sheet (p. 20)

Value at risk (p. 21)

Consolidated financial highlights (p. 22)

Consolidated income (p. 23)

Main revenue items (p. 24)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 25)

Segment “Others” (p. 26)

Retail related data (p. 27-31)

Asset Management related data (p. 32-33)

Wholesale related data (p. 34-35)

Number of employees (p. 36)

2

Executive summary

Highlights

Revenue and income both up QoQ; Profitable for fourth straight quarter

– Net revenue: Y401.7bn (+9% QoQ; +33% YoY)

– Income before income taxes: Y35.4bn (+80% QoQ)

– Net income1: Y2.8bn (+49% QoQ)

Business segment income before income taxes of Y15.7bn (+74% QoQ); All business divisions profitable on pretax basis

Retail: Net revenue of Y80.8bn (-2% QoQ); Income before income taxes of Y11bn (-10% QoQ)

Contributed to firm-wide earnings; Robust sales of investment trusts, but slowdown in bond sales due to low interest rate environment

Asset Management: Net revenue of Y15.4bn (-6% QoQ); Income before income taxes of Y4.6bn (-15% QoQ)

Maintained disciplined cost control, continued to deliver stable earnings; Revenues and income down QoQ due to absence of dividend revenues booked last quarter

Wholesale: : Net revenue of Y137.1bn (+12% QoQ); Income before income taxes of Y0.2bn

Revenues increased in Americas, EMEA, and Japan; Fixed Income main revenue driver

Implemented measures to improve profitability centered on Equities and Investment Banking

Focus on areas where we have a competitive advantage

Commenced additional $1bn cost reduction program; Booked one-off charge of approx. Y6.0bn related to headcount reduction

First half net revenue of Y770.9bn (+22% YoY), income before income taxes of Y55.1bn, and net income1 of Y4.7bn

(1)	Net income attributable to Nomura Holdings shareholders.
3

Overview of results

Highlights

(billions of yen)

Net revenue

Non-interest expenses

Income before income taxes

Net income1

ROE2

FY2012/13 2Q

401.7

366.3

35.4

2.8

0.5%

QoQ (%)

+9% +5% +80% +49%

YoY (%)

+33%

+6%

-

—

FY2012/13 1H

770.9 715.9 55.1

4.7

0.4%

YoY

(%)

+22%

+11%

-

-

(1) Net income attributable to Nomura Holdings shareholders.

(2) Calculated using annualized net income for each period.

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)

Revenues Retail

Asset Management

Wholesale

Segment total Other1

Unrealized gain (loss) on investments in equity securities held for operating purposes

Net revenue

Income Retail (loss) before income Asset Management taxes Wholesale Segment total Other1

Unrealized gain (loss) on investments in equity securities held for operating purposes

Income (loss) before income taxes

FY2012/13 2Q

80.8 15.4

137.1

233.3 156.0

12.4

401.7

11.0

4.6

0.2 15.7

7.3 12.4

35.4

QoQ

-2%

-6%

+12%

+6%

+1%

-

+9%

-10%

-15%

-

+74%

-57%

-

+80%

YoY

-4%

-3%

+68%

+29%

+27%

-

+33%

+2%

-3%

-

-

-43%

-

-

FY2012/13

1H

163.5

31.9

259.0

454.3

310.6

6.0

770.9

23.2

9.9

(8.4)

24.7

24.3

6.0

55.1

YoY

-8%

-8%

+17%

+5%

+54%

-

+22%

-29%

-18%

-

-

-31%

-

-

(1) “ Other” includes entities consolidated as a result of converting Nomura Land and Building into a subsidiary. FY2012/13 2Q also includes own-credit and counterparty credit spread valuation adjustment of Y2.5bn.

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2011/12			FY2012/13		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	84.0	79.7	92.4	82.7	**80.8**	-2%	-4%
Non-interest expenses	73.3	69.6	72.1	70.5	**69.8**	-1%	-5%
Income before income taxes	10.7	10.1	20.3	12.2	**11.0**	-10%	+2%

Retail client assets

(trillions of yen)



66.1
65.0
72.0
68.2
67.3
FY2011/12
FY2012/13
Sep. 2011
Dec. 2011
Mar. 2012
Jun. 2012
Sep. 2012

Key points

- Net revenue: Y80.8bn (-2% QoQ, -4% YoY)
- Income before income taxes: Y11.0bn (-10% QoQ, +2% YoY)

- Lower revenues and income: Retail investor risk appetite remained subdued as market conditions showed no improvement from last quarter's sharp decline
  - Bond sales slowed due to lower interest rate environment
  - Investment trust sales were resilient, underpinned by product offering matched to client needs and continued focus on providing consulting-based services

- Client franchise
  - Retail client assets Y67.3trn
  - Accounts with balance 5m
  - Net asset inflows -Y10.3bn

- Sales of main investment trusts
  - Nomura US High Yield Bond Fund Y173.2bn
  - Nomura Japan Stock Fund (Australian Dollar Investment Type) 1208* Y120.5bn
  - Nomura Australian Bond Open Premium Y 69.3bn
  - Nomura Global High Yield Bond Fund Y 55.9bn

*Launched in 2Q

- Other sales
  - IPOs, and public offerings Y80.1bn
  - Retail bonds Y454.8bn
    (of which) foreign bonds Y350.2bn

6

Retail: Consulting-based sales driving client franchise growth

Total sales

(billions of yen)

3,000 2,000 1,000 0

Stocks

Bonds

Investment

Trusts

Others

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

Net asset inflows1

(billions of yen)

1,107

647

260

185

-10

-10

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

Total sales: -8% QoQ

Investment trusts: Sales up 1% QoQ despite decline in overall market

– Further enhanced product offering with foreign currency denominated products to meet the diverse needs of retail investors

– Second straight quarter of net inflows

Bonds: Sales down QoQ

– Foreign bond sales affected by lower interest rates

– Sales of domestic bonds supported by September issuance of JGBs for individual investors and by corporate bonds

Stocks: Sales of stocks remained roughly unchanged from the prior quarter despite a 12% decline in TSE trading value

– Revenues underpinned by fund inflows driven by primary deals revenues

Client franchise growth

(thousands of accounts)

Accounts with balance

4,997 5,003 4,985 4,966 4,954

FY2011/12 FY2012/13 Sep. 2011 Dec. 2011 Mar. 2012 Jun. 2012 Sep. 2012

(1) Net asset inflows = Asset inflows – asset outflows. Retail client assets exclude portion from regional financial institutions.

7

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2011/12			FY2012/13		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	16.0	15.3	15.7	16.4	**15.4**	-6%	-3%
Non-interest expenses	11.2	11.1	11.6	11.0	**10.9**	-2%	-3%
Income before income expenses	4.7	4.2	4.1	5.4	**4.6**	-15%	-3%

Assets under management

(trillions of yen)



AuM (gross)[1]
AuM (net)[2]
29.3
22.7
29.2
22.6
31.9
24.6
30.1
23.3
29.6
22.7
FY2011/12
FY2012/13
Sep. 2011
Dec. 2011
Mar. 2012
Jun. 2012
Sep. 2012

Key points

- Net revenue: Y15.4bn (-6% QoQ, -3% YoY)
- Income before income taxes: Y4.6bn (-15% QoQ, -3% YoY)
  - Revenue and income down QoQ due to absence of dividend revenues booked last quarter
  - Maintained disciplined cost control to deliver stable earnings

Investment trust business for individual clients

- Nomura Securities sales channel
  - Continued fund inflows driven by diverse product offering matched to client needs and sales support

2Q fund inflows

- ✓ Nomura US High Yield Bond Fund: Y125.0bn
- ✓ Nomura Japan Stock Fund (Australian Dollar Investment Type) 1208: Y120.1bn
- ✓ Nomura Australian Bond Open Premium: Y29.7bn
- ✓ Nomura Emerging Sovereign Yen Investment Type 1208: Y27.0bn

- Bank sales channel
  - Nomura Emerging Bond Open Course A assets under management continued to increase along with the number of distributors

AuM at end of Sep: Y136.5bn (+10% QoQ)

Investment advisory business for institutional investors

- Although we reported outflows from pension funds in Japan, internationally we saw stable inflows in high yield bonds and Asian and Japanese equities from existing clients

Expanding operations in Asia

- Received additional QFII investment quota (total quota increased from $200m to $350m)
  - Further strengthened lineup of China A share related products

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.

(2) Net after deducting duplications from assets under management (gross).

8

Asset Management: Investment trust business remains strong

Assets under management (gross)1 by business

(trillions of yen) Investment trust business Investment advisory business

40.0

30.0

20.0

10.0

0.0

29.3

8.2

21.2

29.2

8.2

21.0

31.9

8.9

23.0

30.1

8.6

21.5

29.6

7.8

21.7

FY2011/12 FY2012/13

Sep. 2011 Dec. 2011 Mar. 2012 Jun. 2012 Sep. 2012

Flow of funds2

(billions of yen)

Investment trust business (excl. ETFs) ETFs

300

0

-300

236

-215

97

-187

33

-19

241

-114

17

70

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

Nomura Asset Management share of public investment trust market3

23.0% 22.0% 21.0% 20.0% 19.0% 18.0%

22.0% 22.1% 22.2% 22.1% 21.9%

FY2011/12 FY2012/13 Sep. 2011 Dec. 2011 Mar. 2012 Jun. 2012 Sep. 2012

DC system growth, share of AuM in DC plan investment trusts4

(thousands of

people)

5,000

4,000

3,000

2,000

1,000

0

AuM of DC plan investment trusts (rhs) DC plan participants (lhs)

02/03 04/03 06/03 08/03 10/03 12/09

(billions of yen)

2,000

1,600

1,200

E

800

400

0

Others 23%

Nomura Asset Management 20%

E Co. 5%

D Co. 9%

C Co. 10%

A Co. 17%

B Co. 16%

Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.

(2)

Based on assets under management (net)

(3)

Source: Nomura,

based on data from The Investment Trusts Association, Japan.

(4)

Source: Nomura,

based on data from Japan’s Ministry of Health, Labour and Welfare and Nomura Research Institute’s Fundmark. Number of DC plan participants as of July

31, 2012

Wholesale

Net revenue and income (loss) before income taxes1

(billions of yen)

Net revenue

Non-interest expenses

Income (loss) before income taxes

FY2011/12 FY2012/13

QoQ YoY

2Q

81.6

152.2

-70.7

3Q

175.1

138.1

37.1

4Q

158.4

146.5

11.9

1Q

121.9

130.4

-8.6

2Q

137.1

136.9

0.2

+12%

+5%

-

+68%

-10%

-

Net revenue by region1

(billions of yen)

200.0

150.0

100.0

50.0

0.0

8.3

17.6

14.1

41.6

2Q

21.6

29.3

45.4

78.9

20.1

42.5

55.5

40.4

15.4

35.5

41.0

30.1

15.0

45.0

44.3

32.8

AEJ Americas EMEA Japan

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

Key points

Net revenue: Y137.1bn (+12% QoQ; +68% YoY) Income before income taxes: Y0.2bn

– Revenues increased QoQ in Americas, EMEA, and Japan

– Fixed Income was main driver of revenues, underpinning return to profit for

Wholesale

– Started taking steps to improve profitability – “Fit for the Future” Equities: Revised business model

Investment Banking: Refocused international operations on sectors and products where we have a competitive advantage Implementing additional cost reductions of $1bn; Booked one-off charge of approx.Y6.0bn

Regional performance (Net revenue, QoQ)

Americas (Y45.0bn, +27%)

– Strongest quarterly revenues since start of US buildout

– Fixed Income revenues jumped QoQ while Equities revenues were in line with last quarter EMEA (Y44.3bn, +8%)

– Fixed Income reported higher revenues on strong performance in Rates and Securitized Products

– Investment Banking saw strong momentum in financial institution and sponsor-related businesses Japan (Y32.8bn, +9%)

– Investment Banking revenues underpinned by ECM deals and multi-product M&A transactions

– Client revenues remained subdued in Equities AEJ (Y15.0bn, -3%)

– Fixed Income drove overall regional revenues on a robust quarter for Credit and FX

– Equities saw a slowdown in Derivatives revenues

(1)	Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Wholesale: Fixed Income

NOMURA

Net revenue[1]


(billions of yen)
41.4
76.4
87.0
71.5
88.6
QoQ
+24%
YoY
+114%
FY2011/12
FY2012/13
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y88.6bn (+24% QoQ; +114% YoY)
  - Strongest quarter in last nine quarters driven by all products and regions
- Well diversified product mix
  - Rates:
    - ✓ Consistent client flows complemented by prudent position management during significant macro events in Europe and US
  - Credit:
    - ✓ Steady performance with rebound in AEJ and Americas, and strong demand for structured products in Japan
  - FX:
    - ✓ Uptick in G10, slightly weaker performance in EM currencies
  - Securitized Products:
    - ✓ Strongest quarter since 2009, rise in client flows being one of the key drivers

International revenue contribution increased


Net revenue by region (half year)
67%
70%
52%
72%
78%
Japan
AEJ
Americas
EMEA
International revenue
FY2010/11
FY2011/12
FY2012/13
1H
2H
1H
2H
1H

- Steady momentum in international business
  - Client franchise continues to grow
  - Smart position management underpinned by robust risk discipline
  - Americas
    - ✓ Revenues driven by Securitized Products
    - ✓ Rebound in Rates and Credit also led to 2Q being best quarter since build out
  - EMEA
    - ✓ Driver of international revenues with diversified product mix and consistent client flows
  - AEJ
    - ✓ Revenue uplift supported by balanced contribution from core products and client solutions

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*

11

Wholesale: Equities

NOMURA

Net revenue[1]


(billions of yen)
33.4
39.6
51.6
37.1
32.1
QoQ
-14%
YoY
-4%
FY2011/12
FY2012/13
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y32.1bn (-14% QoQ, -4% YoY)
  - Client revenues
    - ✓ Market turnover continued to decline globally, down 11% QoQ
    - ✓ Primary deals in AEJ and EMEA contributed to revenues
  - Trading revenues
    - ✓ Liquidity and volatility declined in major markets, affecting our Derivatives business in each region
- Reorganization of global Equities business
  - Migrating execution services in AEJ[2], EMEA, and Americas to Instinet (due to be completed in March 2013)
  - Reorganization centered on Derivatives businesses being consolidated into Investor and Corporate Solutions

Turnover on main markets[3] (QoQ)
Cash Equities revenues (QoQ)

International Cash Equities business resilient


Cash Equities (including Instinet)
✓ Up 4% QoQ globally
✓ AEJ, EMEA, Americas resilient, offsetting lower revenues in Japan due to one-off factors
✓ Instinet revenues in line with 1Q
-13%
Global market turnover
4%
EMEA
Primary deals (Fondiaria, Unipol rights issues) contributed to revenues
-13%
Market turnover
7%
Americas
Electronic Trading and Program Trading delivered solid revenues
-15%
Market turnover
10%
AEJ
Trading improved
Primary deals (Ascendas IPO, etc.) contributed to revenues
-5%
Market turnover
35%

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*
(2) *Excluding Korea and Taiwan*
(3) *Source: World Federation of Exchanges.*

12

Wholesale: Investment Banking

NOMURA

Net revenue[1]



Investment Banking (Gross)
(billions of yen)
23.8
45.1
40.5
32.2
33.3
Investment Banking (Net)
Other
59.1
35.5
23.6
6.8
11.6
-4.8
19.8
21.2
-1.4
13.3
15.1
-1.8
16.4
15.8
0.6
QoQ +24%
YoY +141%
FY2011/12
FY2012/13
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y16.4bn (+24% QoQ; +141% YoY)
- Gross revenue of Y33.3bn, up 40% YoY
  - ECM revenues increased, mainly in Japan and EMEA
  - M&A business remains firm, particularly in Asia-related cross-border deals
    - ✓ Involved in large-scale reorganizations of Japanese companies and cross-border deals (#1 in Japan-related M&A league table[2])
    - ✓ In natural resources sector, supported Chinese company's acquisition of European company
    - ✓ Executed multi-product deals combining M&A, financing, and hedging in Japan and internationally
  - Continued strong momentum in financing transactions for European financial institutions and sponsors-related business[3]

Leveraging our competitive advantages

Global business model centered on Asia: Winning mandates around the world

EMEA | Asia (incl. Japan) | Americas

M&A — Won several Asia-related cross-border mandates

- **Cheung Kong Group / Wales and West Utilities** (£1.96bn)
- **Itochu / Dole's Asia Fresh & Worldwide Packaged Businesses** ($1.69bn)
- **Permira / Akindo Sushiro** (JPY78.6bn)
- **Micron Technology / Elpida Memory** (JPY200bn)

ECM / DCM — Supported financing needs of Asian issuers

- **ANA** Global PO (JPY184bn)
- **Ascendas Hospitality Business Trust** Global IPO (S$707m)
- **Maybank** Tier 2 Senior Notes ($800m)
- **Takeda Pharmaceutical** SB(3yr$1.5bn/5yr$1.5bn)

ECM / DCM — Executed global transactions in Asian markets

- **Banque Federative Credit Mutuel** Samurai (JPY21.7bn)

- Met the financing needs of financial institutions (promoted to inventors in Asia)
- Underwrote Samurai bonds and USD bonds

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*
(2) *Source: Thomson Reuters (Jan – Sep)*
(3) *Financial sponsor*

13

Non-interest expenses

Full year Quarter

(billions of yen)

(billions of yen)

Other

Business development 1,200 expenses

Occupancy and related depreciation

Information processing and communications

Commissions and floor brokerage

Compensation and benefits

(Reference)

Excluding entities consolidated as a result of converting Nomura Land and Building into a subsidiary

1,500

1,200

900

600

300

0

1,450.9

438.2 1,037.4

370.5 366.3 346.2 349.6

500 400 300 200 100 0

Compensation and benefits

Commissions and floor

brokerage

Information processing and

communications

Occupancy and related

depreciation

Business development

expenses

Other

Total

FY2010/11

519.0

92.1

182.9

87.8

30.2

125.4

1,037.4

FY2011/12

534.6

93.5

177.1

100.9

48.5

496.2

1,450.9

FY2011/12

FY2012/13

2Q

142.6

22.9

43.5

26.4

12.3

98.5

346.2

3Q

127.8

22.5

46.4

26.2

12.7

134.9

370.5

4Q

128.0

24.0

43.7

27.6

14.1

200.8

438.2

1Q

124.6

22.0

42.5

24.1

11.3

125.1

349.6

2Q

133.7

21.9

45.1

22.1

11.2

132.2

366.3

QoQ

7.3%

-0.3%

6.2%

-8.2%

-1.4%

5.7%

4.8%

Key points

Non-interest expenses: Y366.3bn

(+5% QoQ)

Major contributing factors

– Wholesale commenced $1bn cost reductions, booked one-off charge of Y6.7bn under compensation and benefits

– Booked goodwill impairment charge of Y8.3bn in Other

Expenses were in line with prior quarter after stripping out one-off charge

Progress of cost reduction program: Fit for the Future

Timeline of $1bn cost reduction program

Announced in Sep 2012: $1bn

Japan

18%

AEJ

15%

Americas

21%

EMEA

46%

Region

PE

43%

NPE

57%

PE vs. NPE

FY2012/13

2Q

Wholesale: Personnel expenses

35%

Wholesale: Non-personnel expenses

20%

Wholesale: Total

27%

Fy2012/13

2H

81%

75%

78%

FY2013/14

100%

100%

100%

Progress

Commenced additional $1bn cost reduction program in Sep 2012

– Significant reduction in cost base: Lower break-even point

– Focused on Wholesale division (primarily Equities, Investment Banking, Corporate)

– Aim to complete by March 2014

Personnel expenses (43% of total)

– Communication started in mid September

– Booked one-off charge of Y6.7bn in 2Q related to headcount reduction

– Postponing replacement of leavers, curbing new hires

– Business efficiencies (platform integration, improved productivity) Non-personnel expenses (57% of total)

– Controlling IT system expenses through business efficiencies

– Costs down due to headcount reduction

– Aiming for 75% reduction by March 2013

(1) Regional and PE vs. NPE breakdowns for $1bn cost reduction have been adjusted from the figures announced on September 6.

Robust financial position

Balance sheet related indicators and capital ratios

Total assets

Shareholders’ equity

Gross leverage

Net leverage1

Level 3 assets (net)2

Liquidity

Y35.4trn

Y2.1trn

16.9x

10.6x

Y0.7trn

Y5.3trn

(billions of yen)

Preliminary, Basel 2.5 basis

Total capital

RWA

Tier 1 ratio

Tier 1 common ratio3

Total capital ratio

Tier 1

Tier 2

Tier 3

June 30

2,097

320

212

2,429

13,942

15.0%

13.0%

17.4%

Sep 30

2,115

319

215

2,422

13,998

15.1%

13.1%

17.2%

Leverage ratio1

(x)

22.0

18.0

14.0

10.0

6.0

2Q

FY2011/12

3Q

4Q

Gross leverage ratio

Net leverage ratio

16.9

10.6

FY2012/13

1Q

2Q

Level 3 assets2 and net level 3 assets/Tier 1 capital

(billions of yen)

1,500

1,000

500

-

35%

2Q

FY2011/12

3Q

Level 3 assets

Net Level 3 Assets

Net Level 3 Assets

36%

31%

/ Tier 1 Capital

29%

32%

60%

0%

FY2012/13

4Q

1Q

2Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity.

(2)	Preliminary.
(3)	Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Funding and liquidity

Balance sheet structure

Highly liquid, healthy balance sheet structure

– 77% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)

– Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio2

Liquidity portfolio:

– Y5.3trn, or 15% of total assets

– Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet

(As of September 30, 2012)

Assets

Trading assets and related1

Cash and cash deposits

Other assets

Liabilities and equity

Trading liabilities and related1

Other liabilities Short-term borrowings

Long-term borrowings

Total equity

Unsecured funding2

Approx. 80% of unsecured funding is long-term debt Diversified sources of funding

Short-term debt 19%

Long-term debt due

within 1yr, 8%

Long-term debt 73%, Average maturity of over 6 years3

Breakdown of short-term/ and long-term debt

Loans (incl. subordinated)

Bank lending market

Euro

MTN/Yen,

retail bonds,

etc.

Retail

market

Euro

MTN/Other,

wholesale

bonds, etc.

Wholesale

market

Funding of

long-term

debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.

(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Exposure to European peripheral countries

GIIPS country exposure (preliminary, as of Sep 30, 2012)

(US$m)

Greece

Ireland

Italy

Portugal

Spain

European

peripheral

countries – Total

Total

54

393

1,031

-7

1,255

2,727

Net inventory 1

Of which,

exposure

matures

within 6

months

7

441

-61

34

567

988

Of which,

exposure

matures

after 6

months

47

-47

1,092

-41

688

1,739

Total

41

28

170

-7

229

460

Net counter party 2

Counter

party 2

107

31

574

161

357

1,230

Of which,

reserve /

hedges

-66

-3

-405

-169

-128

-770

Net

exposure

total

95

421

1,201

-14

1,484

3,186

Changes

from Jun

2012

23

194

113

99

549

977

Peripheral Europe net country exposure of $3.19bn as of the end of September

Increased by $977m from June total of $2.21bn (+44%)

Sovereign inventory increased, primarily for Spain and Ireland

Inventory is all trading assets marked to market

(1) Inventory, both long and short positions

(2) Net counterparty exposure (i.e. repurchase transactions, securities lending and OTC derivatives) less collateral.

Financial Supplement

Consolidated balance sheet

(billions of yen)

Assets

Total cash and cash deposits

Total loans and receivables

Total collateralized agreements

Total trading assets1 and private

equity investments

Total other assets

Total assets

Mar. 31,

2012

1,954

2,211

13,743

14,124

3,666

35,697

Sep. 30,

2012

1,310

2,802

13,069

14,522

3,690

35,394

Increase

(Decrease)

(643)

590

(673)

399

24

(303)

Liabilities

Short-term borrowings

Total payables and deposits

Total collateralized financing

Trading liabilities

Other liabilities

Long-term borrowings

Total liabilities

Equity

Total NHI shareholders’ equity

Noncontrolling interest

Total liabilities and equity

Mar. 31,

2012

1,186

2,437

12,519

7,495

1,166

8,505

33,308

2,107

282

35,697

Sep. 30,

2012

866

2,062

13,939

6,804

1,249

8,087

33,007

2,097

291

35,394

Increase

(Decrease)

(319)

(375)

1,419

(691)

83

(418)

(301)

(11)

9

(303)

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2012 to September 28, 2012 (billions of yen)

Maximum: 7.2

Minimum: 4.3

Average: 5.5

(billions of yen)

Equity

Interest rate

Foreign exchange

Sub-total

Diversification benefit

VaR

Mar. 2011

1.8

4.1

4.5

10.4

-4.1

6.3

Jun. 2011

1.6

4.3

3.8

9.7

-3.7

6.0

Sep. 2011

1.9

4.0

2.8

8.8

-3.6

5.2

Dec. 2011

1.5

5.0

3.5

10.0

-3.6

6.4

Mar. 2012

1.4

6.5

2.5

10.4

-3.2

7.2

Jun. 2012

1.2

5.7

1.7

8.6

-3.2

5.4

Sep. 2012

1.0

6.6

1.9

9.5

-2.3

7.1

Consolidated financial highlights

Net income（loss)

ROE (%)

Full year

(billions of yen)

40

30 20 10 0

28.7

11.6

1.4%

0.6%

8%

6% 4% 2% 0%

Quarter

(billions of yen)

30 10 -10 -30 -50

-46.1

17.8

22.1

1.9

2.8

0.6%

0.4%

0.4%

4% 3% 2% 1% 0%

Net revenue

Income (loss) before income taxes

Net income (loss) attributable to Nomura

Holdings, Inc. (“NHI”) shareholders

Total NHI shareholders’ equity

ROE (%)1

Basic-Net income (loss) attributable to NHI

shareholders per share(yen)

Total shareholders’ equity per share (yen)

FY2010/11 FY2011/12

1,130.7

93.3

28.7

2,082.8

1.4%

7.90

578.40

1,535.9

85.0

11.6

2,107.2

0.6%

3.18

575.20

FY2011/12

FY2012/13

2Q

301.6

-44.6

-46.1

2,037.6

-

-12.64

556.52

3Q

404.9

34.5

17.8

2,061.5

-

4.87

562.83

4Q

499.0

60.8

22.1

2,107.2

0.6%

6.03

575.20

1Q

369.3

19.7

1.9

2,099.7

0.4%

0.51

569.26

2Q

401.7

35.4

2.8

2,096.6

0.4%

0.76

567.43

(1)	Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen)

FY2011/12

FY2012/13

FY2010/11

FY2011/12

2Q

3Q

4Q

1Q

2Q

Revenue

Commissions

Fees from investment banking

Asset management and portfolio service fees

Net gain on trading

Gain (loss) on private equity investments

Interest and dividends

Gain (loss) on investments in equity securities

Other

Total revenue

Interest expense

Net revenue

Non-interest expenses

Income (loss) before income taxes

Net income (loss) attributable to NHI shareholders

405.5

107.0

143.9

336.5

19.3

346.1

-16.7

43.9

1,385.5

254.8

1,130.7

1,037.4

93.3

28.7

347.1

59.6

144.3

272.6

25.1

435.9

4.0

563.2

1,851.8

315.9

1,535.9

1,450.9

85.0

11.6

85.9

13.8

36.7

26.0

-2.3

107.3

-2.5

113.0

377.8

76.3

301.6

346.2

-44.6

-46.1

74.0

17.2

33.4

80.1

34.6

103.1

-2.8

141.9

481.5

76.6

404.9

370.5

34.5

17.8

90.4

14.8

35.1

98.9

-1.2

92.4

9.9

225.0

565.4

66.4

499.0

438.2

60.8

22.1

77.4

10.4

33.8

84.4

-5.4

103.5

-7.1

142.6

439.6

70.3

369.3

349.6

19.7

1.9

72.3

17.1

33.4

88.9

0.3

92.8

13.0

143.4

461.2

59.5

401.7

366.3

35.4

2.8

Main revenue items

Full year

Quarter

(billions of yen)

FY2010/11

FY2011/12

FY2011/12

FY2012/13

2Q

3Q

4Q

1Q

2Q

Commissions

Fees from investment banking

Asset management and portfolio service fees

Stock brokerage commissions (retail)

Stock brokerage commissions (other)

Other brokerage commissions

Commissions for distribution of investment trusts

Other

Total

Equity underwriting and distribution

Bond underwriting and distribution

M&A / financial advisory fees

Other

Total

Asset management fees

Administration fees

Custodial fees

Total

51.4

144.6

11.5

166.4

31.6

405.5

49.8

26.3

27.1

3.9

107.0

106.7

21.0

16.3

143.9

36.0

132.7

9.4

136.6

32.4

347.1

14.3

14.6

27.0

3.7

59.6

108.2

18.4

17.7

144.3

9.2

34.4

3.2

31.0

8.2

85.9

2.1

5.0

6.4

0.4

13.8

27.8

4.5

4.4

36.7

7.0

32.3

2.0

24.9

7.8

74.0

4.2

4.5

7.5

1.1

17.2

24.9

4.3

4.2

33.4

11.1

31.8

1.8

37.6

8.2

90.4

5.4

1.7

5.8

1.9

14.8

25.9

4.8

4.4

35.1

7.4

28.4

2.3

31.6

7.6

77.4

1.6

1.1

6.2

1.5

10.4

24.9

4.6

4.3

33.8

7.0

25.3

2.6

28.9

8.5

72.3

9.7

1.1

4.9

1.4

17.1

24.8

4.4

4.3

33.4

Adjustment of consolidated results and segment results: Income (loss) before income taxes

Full year

Quarter

(billions of yen)

FY2011/12

FY2012/13

FY2010/11

FY2011/12

2Q

3Q

4Q

1Q

2Q

Retail

Asset Management1

Wholesale2

Three Business segments total

Other1,2

Segments total

Unrealized gain (loss) on investments in equity

securities held for operating purposes

Income (loss) before income taxes

101.2

20.0

4.1

125.3

-15.2

110.2

-16.9

93.3

63.1

20.5

-37.7

46.0

35.2

81.2

3.8

85.0

10.7

4.7

-70.7

-55.2

12.9

-42.3

-2.4

-44.6

10.1

4.2

37.1

51.4

-14.5

36.9

-2.5

34.5

20.3

4.1

11.9

36.3

14.6

50.9

9.9

60.8

12.2

5.4

-8.6

9.0

17.0

26.0

-6.3

19.7

11.0

4.6

0.2

15.7

7.3

23.1

12.4

35.4

(1)	Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.
(2)	Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Segment “Other”

Income (loss) before income taxes

Full year

(billions of yen)

40

30 20 10 0 -10 -20

-15.2

35.2

12.9

-14.5

14.6

17.0

7.3

Quarter

(billions of yen)

40 30 20 10 0 -10 -20

FY2012.3

FY2012/13

FY2010/11

FY2011/12

2Q

3Q

4Q

1Q

2Q

Net gain (loss) related to economic hedging transactions

Realized gain (loss) on investments in equity securities held for operating purposes

Equity in earnings of affiliates

Corporate items1

Others1,2

Income (loss) before income taxes

2.3

0.2

9.0

-34.5

7.8

-15.2

8.4

0.2

10.6

-32.1

48.1

35.2

4.2

-0.2

2.0

-8.6

15.5

12.9

7.7

-0.3

1.3

-29.0

5.8

-14.5

-2.1

0.0

3.9

-7.1

19.9

14.6

-1.2

-0.7

1.3

6.6

11.1

17.0

1.0

0.6

3.3

-7.0

9.5

7.3

(1)	Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.
(2)	Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2010/11	Full year FY2011/12	Quarter FY2011/12 2Q	FY2011/12 3Q	FY2011/12 4Q	FY2012/13 1Q	FY2012/13 2Q	QoQ	YoY
Commissions	244.8	201.5	48.2	38.7	55.8	44.1	**41.7**	**-5.4%**	**-13.4%**
Sales credit	52.8	59.0	13.0	15.2	15.6	15.1	**16.8**	**11.2%**	**-3.2%**
Fees from investment banking and other	42.3	38.2	9.5	13.7	8.7	10.3	**9.4**	**-8.5%**	**-0.9%**
Investment trust administration fees and other	48.5	47.4	12.3	10.9	11.4	11.9	**12.0**	**0.3%**	**-2.3%**
Net interest revenue	4.1	4.2	1.0	1.2	0.8	1.2	**0.9**	**-31.4%**	**-11.2%**
Net revenue	392.4	350.3	84.0	79.7	92.4	82.7	**80.8**	**-2.3%**	**-3.8%**
Non-interest expenses	291.2	287.1	73.3	69.6	72.1	70.5	**69.8**	**-1.0%**	**-4.7%**
Income before income taxes	101.2	63.1	10.7	10.1	20.3	12.2	**11.0**	**-10.1%**	**2.2%**
Domestic distribution volume of investment trusts[1]	9,473.5	8,933.9	2,081.8	1,827.5	2,381.8	1,952.0	**1,804.8**	**-7.5%**	**-13.3%**
Bond investment trusts	2,641.8	2,869.4	647.3	691.3	743.2	733.9	**549.2**	**-25.2%**	**-15.2%**
Stock investment trusts	5,606.9	5,217.8	1,203.1	956.9	1,479.9	1,055.7	**1,047.7**	**-0.8%**	**-12.9%**
Foreign investment trusts	1,224.8	846.6	231.4	179.3	158.7	162.4	**207.9**	**28.0%**	**-10.2%**
Other									
Accumulated value of annuity insurance policies	1,697.3	1,800.8	1,756.4	1,780.4	1,800.8	1,828.3	**1,856.9**	**1.6%**	**5.7%**
Sales of JGBs for individual investors (transaction base)	32.8	281.2	102.9	78.9	62.8	62.3	**36.9**	**-40.9%**	**-64.2%**
Retail foreign currency bond sales	1,565.6	1,703.4	439.7	452.2	397.5	460.8	**350.2**	**-24.0%**	**-20.4%**

(1) Nomura Securities.

27

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

FY2011/12

FY12/13

FY2010/11

FY2011/12

QoQ

YoY

2Q

3Q

4Q

1Q

2Q

Stock brokerage commissions

Commissions for distribution of investment trusts1

51.4

170.1

36.0

139.9

9.2

32.0

7.0

25.6

11.1

38.2

7.4

32.4

7.0

30.2

-5.6%

-6.9%

-23.5%

-5.7%

Stock brokerage commissions

Commissions for distribution of investment trusts 1

Full year

(billions of yen)

180 150 120 90 60 30 0

Quarter

(billions of yen)

70 60 50 40 30 20 10 0

(1)	Nomura Securities.

Retail related data (3)

Retail client assets

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds

Foreign currency bonds Equities

Full year

(trillions of yen)

100 80 60 40 20 0

Quarter

70.6 72.0 72.0

66.1 68.2 67.3

65.0

FY2010/11

FY2011/12

FY2011/12

FY2012/13

Mar. 2011

Mar. 2012

Sep. 2011

Dec. 2011

Mar. 2012

Jun. 2012

Sep. 2012

Equities

Foreign currency bonds

Domestic bonds 1

Stock investment trusts

Bond investment trusts

Overseas mutual funds

Other 2

Total

35.8

5.9

12.8

8.3

4.1

1.5

2.3

70.6

37.2

6.2

12.7

7.7

4.4

1.4

2.3

72.0

32.6

5.7

13.1

7.0

4.2

1.4

2.1

66.1

31.8

5.9

12.7

6.9

4.2

1.4

2.1

65.0

37.2

6.2

12.7

7.7

4.4

1.4

2.3

72.0

34.4

6.2

12.9

6.9

4.2

1.3

2.2

68.2

33.4

6.3

12.7

7.0

4.2

1.4

2.3

67.3

(1)	Includes CBs and warrants. (2) IIncludes annuity insurance

Retail related data (4)

Retail client assets: Net asset inflow1

Full year

(billions of yen)

6,000 4,000 2,000 0

3,942

2,400

FY2010/11

FY2011/12

Quarter

1,107

260

185

647

-10

1,400 1,100 800 500 200 -100

(billions of yen)

(1) Net asset inflow = asset inflow – asset outflow. Retail client assets exclude portion from regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands) FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar. 2011 Mar. 2012 Sep. 2011 Dec. 2011 Mar. 2012 Jun. 2012 Sep. 2012

Accounts with balance

Equity holding accounts

Nomura Home Trade /

Net & Call accounts1

4,936

2,695

3,328

4,985

2,706

3,773

4,954

2,703

3,369

4,966

2,707

3,745

4,985

2,706

3,773

4,997

2,714

3,796

5,003

2,731

3,823

New Individual accounts / IT share2

Full year

Quarter

(Thousands)

FY2010/11

FY2011/12

FY2012.3

FY2012/13

2Q

3Q

4Q

1Q

2Q

New individual accounts

IT share2

No. of orders

Transaction value

326

53%

27%

235

57%

30%

53

59%

32%

50

56%

29%

64

56%

29%

52

55%

29%

72

54%

27%

(1)	From December 2011, number of accounts refers to total of Nomura Home Trade and Net & Call accounts.

(2) IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

(billions of yen)

FY2011/12

FY2012/13

FY2010/11

FY2011/12

QoQ

YoY

2Q

3Q

4Q

1Q

2Q

Net revenue

Non-interest expenses

Income before income taxes

66.5

46.5

20.0

65.8

45.3

20.5

16.0

11.2

4.7

15.3

11.1

4.2

15.7

11.6

4.1

16.4

11.0

5.4

15.4

10.9

4.6

-6.0%

-1.5%

-15.1%

-3.2%

-3.2%

-3.2%

(1)	Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

Total assets under management

AuM (gross)1

2

AuM (net)

Full year

(trillions of yen)

30.0

20.0

10.0

0.0

32.7

24.7

31.9

24.6

Quarter

29.3

22.7

29.2

22.6

31.9

24.6

30.1

23.3

29.6

22.7

FY10/11

Mar. 2011

FY11/12

Mar. 2012

FY11/12

Sep.20 11

Dec. 2011

Mar. 2012

FY2012/13

Jun. 2012

Sep. 2012

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.

(2)	Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

NOMURA

Assets under management (gross) by business[1]

(trillions of yen)	FY10/11	FY11/12	FY11/12			FY2012/13	
	Mar.11	Mar. 12	Sep. 11	Dec. 11	Mar. 12	Jun. 12	Sep. 12
Investment trust business	24.3	23.0	21.2	21.0	23.0	21.5	**21.7**
Investment advisory business	8.4	8.9	8.2	8.2	8.9	8.6	**7.8**
Assets under management (gross)[1]	**32.7**	**31.9**	**29.3**	**29.2**	**31.9**	**30.1**	**29.6**

Asset inflows/outflows by business[3]

(billions of yen)	Full year		Quarter				
	FY10/11	FY11/12	FY11/12			FY12/13	
			2Q	3Q	4Q	1Q	2Q
Investment trusts business	1,778	295	21	-90	13	128	**87**
ETFs	-11	347	236	97	-19	241	**70**
Investment advisory business	145	513	-11	8	-87	218	**-790**
Net asset inflow	1,922	808	10	-82	-73	346	**-703**

Assets under management by company

(trillions of yen)	FY10/11	FY11/12	FY11/12			FY2012/13	
	Mar. 11	Mar. 12	Sep. 11	Dec. 11	Mar. 12	Jun. 12	Sep. 12
Nomura Asset Management	27.3	27.0	24.9	24.7	27.0	25.5	**24.9**
Nomura Funds Research and Technologies	2.8	2.6	2.3	2.3	2.6	2.4	**2.4**
Nomura Corporate Research and Asset Management	1.8	1.5	1.2	1.3	1.5	1.5	**1.6**
Nomura Private Equity Capital	0.5	0.6	0.5	0.5	0.6	0.6	**0.5**
Nomura Funds Research and Technologies America	0.2	0.3	0.3	0.3	0.3	0.2	**0.2**
Assets under management (gross)[1]	32.7	31.9	29.3	29.2	31.9	30.1	**29.6**
Group company overlap	8.0	7.3	6.6	6.5	7.3	6.8	**6.9**
Assets under management (net)[2]	24.7	24.6	22.7	22.6	24.6	23.3	**22.7**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY10/11	FY11/12	FY11/12			FY12/13	
	Mar. 11	Mar. 12	Sep. 11	Dec. 11	Mar. 12	Jun. 12	Sep. 12
Domestic public stock investment trusts							
Market	54.2	51.2	47.3	46.8	51.2	47.9	**48.3**
Nomura's share (%)	17%	17%	17%	17%	17%	17%	**17%**
Domestic public bond investment trusts							
Market	11.1	11.0	10.5	10.6	11.0	10.5	**10.4**
Nomura's share (%)	43%	44%	43%	43%	44%	44%	**44%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.
(2) Net after deducting duplications from assets under management (gross). *(3) Based on assets under management (net).* *(4) Source: Investment Trusts Association, Japan*

33

Wholesale related data (1)

Wholesale

(billions of yen)

FY2011/12

FY2012/13

FY2010/11

FY2011/12

QoQ

YoY

2Q

3Q

4Q

1Q

2Q

Net revenue

Non-interest expenses

Income (Loss) before income taxes

626.1

622.0

4.1

555.0

592.7

-37.7

81.6

152.2

-70.7

175.1

138.1

37.1

158.4

146.5

11.9

121.9

130.4

-8.6

137.1

136.9

0.2

12.5%

5.0%

-

68.1%

-10.1%

-

Breakdown of Wholesale revenues

FY2011/12

FY2012/13

(billions of yen)

FY2010/11

FY2011/12

QoQ

YoY

2Q

3Q

4Q

1Q

2Q

Fixed Income

Equities

Investment Banking(Net)

Other

Investment Banking

Net revenue

Non-interest expenses

Income (Loss) before income taxes

Investment Banking(Gross)

281.3

226.8

102.9

15.2

118.1

626.1

622.0

4.1

185.0

274.5

181.2

75.4

23.9

99.3

555.0

592.7

-37.7

141.7

41.4

33.4

11.6

-4.8

6.8

81.6

152.2

-70.7

23.8

76.4

39.6

23.6

35.5

59.1

175.1

138.1

37.1

45.1

87.0

51.6

21.2

-1.4

19.8

158.4

146.5

11.9

40.5

71.5

37.1

15.1

-1.8

13.3

121.9

130.4

-8.6

32.2

88.6

32.1

15.8

0.6

16.4

137.1

136.9

0.2

33.3

23.9%

-13.5%

4.5%

-

23.6%

12.5%

5.0%

-

3.7%

114.1%

-3.9%

35.9%

-

141.1%

68.1%

-10.1%

-

40.3%

(1)	Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Wholesale related data (2)

Private equity related investments

Terra Firma

Asia

Europe (excluding

Terra Firma) Japan

Full year

(billions of yen)

400 300 200 100 0

327.7

221.3

286.4

208.9

221.3

206.0

206.4

Quarter

FY2010/11

FY2011/12

FY2011/12

FY2012/13

Mar. 2011

Mar. 2012

Sep. 2011

Dec. 2011

Mar. 2012

Jun. 2012

Sep. 2012

Japan

Europe (excluding Terra Firma)

Asia

Sub Total

Terra Firma

Total

165.9

33.5

3.3

202.7

125.0

327.7

65.5

26.8

1.9

94.1

127.2

221.3

146.0

26.8

2.3

175.1

111.3

286.4

71.2

24.7

2.1

98.0

110.9

208.9

65.5

26.8

1.9

94.1

127.2

221.3

59.6

24.1

1.6

85.3

120.7

206.0

58.9

23.9

1.7

84.6

121.8

206.4

Number of employees

Mar. 2011

Jun. 2011

Sep. 2011

Dec. 2011

Mar. 2012

Jun. 2012

Sep. 2012

Japan (excluding FA)1

Japan (FA)

Europe

Americas

Asia-Pacific2

Total

12,829

2,089

4,353

2,348

5,252

26,871

20,263

2,096

4,436

2,383

6,452

35,630

20,105

2,078

4,492

2,537

6,485

35,697

19,882

2,048

4,143

2,466

6,394

34,933

19,598

2,011

4,014

2,420

6,352

34,395

20,197

2,014

3,975

2,423

6,454

35,063

20,039

1,981

3,940

2,425

6,430

34,815

1 Excludes employees of private equity investee companies (2) Includes Powai office in India.

Nomura Holdings, Inc.

www.nomura.com